

Mail Stop 3561

July 23, 2008

Nils H. Okeson
Senior Vice President, General Counsel and Secretary
Triarc Companies, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

>   **Re: Triarc Companies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 11, 2008**
>   **File No. 333-151336**

Dear Mr. Okeson:

    We have reviewed your responses to the comments in our letter dated June 30, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Form S-4

Wendy's/Arby's Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations, page 27

1. We note your response to prior comment 9. The current reasons provided represent management's use of the measure; however, the substantive reasons specific to you that management believes the measure is useful to investors is also required to be disclosed. Therefore, we reissue our previous comment. Please revise to disclose why it is useful to investors to disregard each of the items eliminated from the measures. In the alternative, please revise to eliminate the presentation of these non-GAAP performance measures.

    As it is reasonably likely that future restructuring costs will recur as a result of the combination of the two companies, and since there have been similar charges within the prior two years, these items should not be eliminated or substantial additional disclosure should be added to note (1) on page 26 to clearly describe why management believes it is useful to disregard each of these items eliminated from the measure presented. Please see the Frequently Asked Questions Regarding Management's Use of Non-GAAP Measures located on the Commission website at www.sec.gov for further guidance.

We note that adjusted EBITDA is also used to determine compliance with key financial covenants of ARG's credit agreement dated July 25, 2005. If this covenant is material to investors, the covenant requirements should be disclosed along with the presentation of the current period's measure.

2. We note your response to prior comment 10. Please revise your presentation to remove the reconciliation of operating profit to EBITDA on page 28.

The Merger, page 35
Background of the Merger, page 35

3. We note your response to our prior comment 14. Please clarify in the third full paragraph on page 50 which side proposed the final exchange ratio. We also note your disclosure on page 66 in response to our prior comment 24. Please provide a discussion of the negotiations that occurred prior to the Wendy's board of directors meeting on April 23, 2008 which resulted in an increase of the exchange ratio from 4.20x to 4.25x.

4. We note your response to our prior comment 17. Please revise the last full paragraph on page 48 to include a sentence that both Mr. May's and Mr. Pickett's letters were made publicly available on the SEC's website on April 18, 2008.

Triarc Board of Directors' Recommendation, page 53

5. We note your response to our prior comment 19 and reissue. Please revise into two lists: one of the factors the board believed favored the merger; the other of factors that did not favor the merger. We note the reasons for the merger the Triarc board of directors considered in making its determination on page 7 of the summary is presented in a list of strategic and financial benefits and a list of risks which is inconsistent with your previous response. Please provide the information on page 53 in a similar presentation.

6. Depending on whether the first and twelfth bullet points on page 54 will fall under the strategic and financial benefits list or risk list, please provide an explanation of how these bullet points either supported or did not support approving this merger.

Opinion of Triarc's Financial Advisor, page 57

7. Please include the multiples used for the Selected Company Trading Analysis and Selected Transactions Analysis for each of the Wendy's Financial Analyses and Triarc Financial Analyses and tell us why the multiples were chosen.

<u>Opinion of Wendy's Financial Advisor, page 65</u>
<u>Stand-Alone Valuations of Wendy's; Wendy's Discounted Cash Flow Analysis, page 68</u>

8. Please define "equity betas" in the third sentence of this section.

<u>Premia Analysis, page 69</u>

9. Please explain why you use transactions since 2004 for this test and transactions announced since December 2005 for the preceding test. Consider listing all transactions and use apostrophes or some other device to indicate the ones that were used in one test but not the other. Please disclose the range of premiums paid.

<u>Miscellaneous, page 72</u>

10. Please confirm that Greenhill will not receive more than $5,000,000 under the terms of the engagement letter between itself and Wendy's in connection with the merger and the issuance of its fairness opinion.

<u>The Amendment to Triarc's Certificate of Incorporation, page 103</u>

11. We note your response to our prior comment 29, disagree with your conclusion, and reissue our comment. The Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) requires the unbundling of provisions in which state law, securities exchange listing standards, or the company's charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own. As the amendments in Proposal 3 on page 120 fit within such requirement, please unbundled these provisions.

<u>Triarc Compensation Discussion & Analysis, page 133</u>
<u>Fiscal 2008 Awards, page 137</u>

12. We note your response to our prior comment 32. Please include in this section a similar discussion as provided in paragraph 2 of your response to our prior comment 32.

<u>Annex B</u>

13. We note your response to our prior comment 39, disagree with your conclusion, and reissue our comment. Delete the language "and may not be used for any other purpose" in the second to last paragraph of the opinion.

Part II

Exhibit 99.3

14. Please provide an updated consent from Wachovia Capital Markets, LLC to include the references to the opinion in "The Merger – Background of the Merger" and "The Merger – Triarc Board of Directors' Reccommendation."

Triarc Companies, Inc. and Subsidiaries: Form 10-K for the year ended December 30, 2007 as filed on February 29, 2008

Note 1, Summary of Significant Accounting Policies, Leases, page 68

15. We note your response to prior comment 40. Please tell us the amounts amortized relating to favorable and unfavorable leases for each of the periods in the three years ended December 31, 2007. Also, please tell us why you believe Codified Staff Accounting Bulletin Topic 11:B includes the amortization of intangible assets within its scope. Finally, given the amortization of the favorable and unfavorable leases are, in substance, both adjustments to reflect rentals at fair market values, tell us why you believe your current presentation is representationally faithful to the underlying transactions.

Note 2, Significant Risks and Uncertainties, Sale of Deerfield, page 74

16. We note your response to prior comment 41. As these expenses would have been incurred by the company regardless of whether they were reimbursed, it appears the amount to be repaid represents additional consideration of the purchase and should therefore be included in the calculation of the gain on the sale. Please tell us why you do not believe the amount should be treated in this manner.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Paul D. Ginsberg
            Paul, Weiss, Rifkind, Wharton & Garrison LLP
            Fax: (212) 492-0131